Exhibit 99.1

Distribution of Occasional Reserve as an Extraordinary Dividend

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) announces that, at the Extraordinary General Shareholders' Meeting held on December 16, 2019, the Company’s Shareholders approved the following: i) the change in the destination of the Company's occasional reserve that had been constituted in the General Shareholder´s Meeting held on past March 29, ii) its subsequent distribution as an extraordinary dividend of eighty nine Colombian pesos per share (COP$89), as follows:

Occasional Reserve Distribution
Total occasional reserve available:	COP$ 3,691,130,198,643
Number of shares:	41,116,694,690.1959
Amount of occasional reserve for distribution	COP $3,659,385,827,427
Value for distribution per share:	COP$ 89
Value of reserve not distributed:	COP$31,744,371,216

The dividend will be paid to minority shareholders on December 23 and to the majority shareholder on December 26, 2019.

Bogotá D.C., December 16, 2019

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differimage_001.jpg materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Capital Markets (a)

Fernando Suárez Tello

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co